Shaw Communications Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
August 31, 2010

November 5, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or

Shaw Communications Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
August 31, 2010

that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2010.

[Signed]	[Signed]

Jim Shaw Chief Executive Officer and Vice Chair	Steve Wilson Senior Vice President and Chief Financial Officer

Shaw Communications Inc.
INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS
Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Shaw Communications Inc.

We have audited the Consolidated Balance Sheets of Shaw Communications Inc. as at August 31, 2010, and 2009 and the Consolidated Statements of Income and Retained Earnings (Deficit), Comprehensive Income and Accumulated Other Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended August 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2010 in accordance with Canadian Generally Accepted Accounting Principles.

As explained in Note 1 to the Consolidated Financial Statements, in fiscal 2010, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook, Section 3064 “Goodwill and Intangible Assets”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Shaw Communications Inc.’s internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 5, 2010, expressed an unqualified opinion thereon.

Calgary, Canada November 5, 2010
Chartered Accountants

Shaw Communications Inc.
INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Under the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Shaw Communications Inc.

We have audited Shaw Communication Inc.’s internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Shaw Communications Inc. as at August 31, 2010 and 2009, Consolidated Statements of Income and Retained Earnings (Deficit), Comprehensive Income and Accumulated Other Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended August 31, 2010, and our report dated November 5, 2010, expressed an unqualified opinion thereon.

Calgary, Canada November 5, 2010
Chartered Accountants

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS

	2010	2009
As at August 31 [thousands of Canadian dollars]	$	$

		Restated – note 1

ASSETS
Current
Cash and cash equivalents	216,735	253,862
Short-term securities	–	199,375
Accounts receivable [note 3]	196,415	194,483
Inventories [note 4]	53,815	52,304
Prepaids and other	33,844	35,688
Derivative instruments [note 19]	66,718	–
Future income taxes [note 14]	27,996	21,957

	595,523	757,669
Investments and other assets [note 5]	743,273	194,854
Property, plant and equipment [note 6]	3,004,649	2,716,364
Deferred charges [note 7]	232,843	256,355
Intangibles [note 8]
Broadcast rights	5,061,153	4,816,153
Spectrum licenses	190,912	–
Goodwill	169,143	88,111
Other intangibles [note 1]	156,469	105,180

	10,153,965	8,934,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 13 and 17]	623,070	563,110
Income taxes payable	170,581	25,320
Unearned revenue	145,491	133,798
Current portion of long-term debt [note 9]	557	481,739
Current portion of derivative instruments [note 19]	79,740	173,050

	1,019,439	1,377,017
Long-term debt [note 9]	3,981,671	2,668,749
Other long-term liabilities [notes 17 and 19]	291,500	104,964
Derivative instruments [note 19]	6,482	292,560
Deferred credits [note 10]	632,482	659,073
Future income taxes [note 14]	1,451,859	1,336,859

	7,383,433	6,439,222

Commitments and contingencies [notes 9, 16 and 17]
Shareholders’ equity
Share capital [note 11]
Class A Shares	2,468	2,468
Class B Non-Voting Shares	2,248,030	2,111,381
Contributed surplus [note 11]	53,330	38,022
Retained earnings	457,728	382,227
Accumulated other comprehensive income (loss) [note 12]	8,976	(38,634)

	2,770,532	2,495,464

	10,153,965	8,934,686

See accompanying notes

On behalf of the Board:

[Signed] JR Shaw Director	[Signed] Michael O’Brien Director

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

Years ended August 31 [thousands of Canadian dollars	2010	2009	2008
except per share amounts]	$	$	$

		Restated – note 1	Restated – note 1

Service revenue [note 15]	3,717,580	3,390,913	3,104,859
Operating, general and administrative expenses	1,958,829	1,850,304	1,693,930

Service operating income before amortization [note 15]	1,758,751	1,540,609	1,410,929
Amortization –
Deferred IRU revenue [note 10]	12,546	12,547	12,547
Deferred equipment revenue [note 10]	120,639	132,974	126,601
Deferred equipment costs [note 7]	(228,714)	(247,110)	(228,524)
Deferred charges [note 7]	(1,025)	(1,025)	(1,025)
Property, plant and equipment [note 6]	(526,432)	(449,808)	(390,778)
Other intangibles [note 8]	(33,285)	(30,774)	(23,954)

Operating income	1,102,480	957,413	905,796
Amortization of financing costs – long-term debt [note 9]	(3,972)	(3,984)	(3,627)
Interest [notes 9, 13 and 15]	(248,011)	(237,047)	(230,588)

	850,497	716,382	671,581
Debt retirement costs [note 9]	(81,585)	(8,255)	(5,264)
Loss on financial instruments [note 19]	(47,306)	–	–
Other gains [note 1]	5,513	19,644	24,009

Income before income taxes	727,119	727,771	690,326
Income tax expense [note 14]	183,137	191,197	17,420

Income before the following	543,982	536,574	672,906
Equity income (loss) on investee [note 5]	(11,250)	(99)	295

Net income	532,732	536,475	673,201
Retained earnings (deficit), beginning of year	384,747	226,408	(68,132)
Adjustment for adoption of new accounting policies [note 1]	(2,520)	(3,756)	(3,641)

Retained earnings (deficit), beginning of year restated	382,227	222,652	(71,773)
Reduction on Class B Non-Voting Shares purchased for cancellation [note 11]	(85,143)	(25,017)	(74,963)
Dividends – Class A Shares and Class B Non-Voting Shares	(372,088)	(351,883)	(303,813)

Retained earnings, end of year	457,728	382,227	222,652

Earnings per share [note 11]
Basic	$ 1.23	$ 1.25	$ 1.56
Diluted	$ 1.23	$ 1.25	$ 1.55

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2010	2009	2008
Years ended August 31 [thousands of Canadian dollars]	$	$	$

		Restated – note 1	Restated – note 1

Net income	532,732	536,475	673,201
Other comprehensive income (loss) [note 12]
Change in unrealized fair value of derivatives designated as cash flow hedges	(43,631)	22,588	(36,193)
Realized gains on cancellation of forward purchase contracts	–	9,314	–
Adjustment for hedged items recognized in the period	13,644	14,443	40,223
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	34,940	(27,336)	(4,796)
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	42,658	–	–
Unrealized foreign exchange gain (loss) on translation of a self-sustaining foreign operation	(1)	31	7

	47,610	19,040	(759)

Comprehensive income	580,342	555,515	672,442
Accumulated other comprehensive income (loss), beginning of year	(38,634)	(57,674)	312
Adjustment for adoption of new accounting policy [note 1]	–	–	(57,227)
Other comprehensive income (loss)	47,610	19,040	(759)

Accumulated other comprehensive income (loss), end of year	8,976	(38,634)	(57,674)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2010	2009	2008
Years ended August 31 [thousands of Canadian dollars]	$	$	$

		Restated – note 1	Restated – note 1

OPERATING ACTIVITIES [note 20]
Funds flow from operations	1,375,403	1,323,840	1,222,895
Net decrease in non-cash working capital balances related to operations	81,756	59,090	19,304

	1,457,159	1,382,930	1,242,199

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 15]	(681,589)	(623,695)	(554,387)
Additions to equipment costs (net) [note 15]	(98,308)	(124,968)	(121,327)
Additions to other intangibles [note 15]	(60,785)	(54,223)	(51,706)
Net customs duty recovery on equipment costs	–	–	22,267
Proceeds on cancellation of US forward purchase contracts [note 15]	–	13,384	–
Net decrease (increase) to inventories	(1,261)	(530)	8,827
Deposits on wireless spectrum licenses [note 5]	–	(152,465)	(38,447)
Cable business acquisitions [note 2]	(158,805)	(46,300)	–
Purchase of Government of Canada bond	(158,968)	–	–
Proceeds on sale of Government of Canada bond	159,405	–	–
Proceeds on disposal of property, plant and equipment and other assets	430	22,081	638
Additions to investments [note 5]	(744,096)	–	–

	(1,743,977)	(966,716)	(734,135)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	–	(44,201)	44,201
Increase in long-term debt, net of discounts	1,891,656	839,839	297,904
Senior notes issuance costs	(10,109)	(4,684)	–
Long-term debt repayments	(1,016,711)	(427,124)	(640,142)
Payments on cross-currency agreements [note 19]	(291,920)	–	–
Proceeds on bond forward contracts	–	10,757	–
Debt retirement costs [note 9]	(79,488)	(9,161)	(4,272)
Issue of Class B Non-Voting Shares, net of after-tax expenses	47,126	56,996	32,498
Purchase of Class B Non-Voting Shares for cancellation [note 11]	(118,150)	(33,574)	(99,757)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(372,088)	(351,883)	(303,813)

	50,316	36,965	(673,381)

Effect of currency translation on cash balances and cash flows	–	58	7

Increase (decrease) in cash	(236,502)	453,237	(165,310)
Cash, beginning of year	453,237	–	165,310

Cash, end of year	216,735	453,237	–

Cash includes cash, cash equivalents and short-term securities

See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

1.	SIGNIFICANT ACCOUNTING POLICIES

Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home (“DTH”) satellite services (Shaw Direct) and satellite distribution services (“Satellite Services”); and programming content (through Shaw Media). During the current year, the Company commenced its initial wireless activities and began reporting this new business as a separate reporting unit.

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and US GAAP on the consolidated financial statements of the Company are described in note 22.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

The accounts also include the Company’s 33.33% proportionate share of the assets, liabilities, revenues, and expenses of its interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”).

The Company’s interest in the Partnership’s assets, liabilities, results of operations and cash flows are as follows:

	2010	2009
	$	$

Working capital	180	369
Property, plant and equipment	16,820	17,451

	17,000	17,820
Debt	20,951	21,473

Proportionate share of net liabilities	(3,951)	(3,653)

	2010	2009	2008
	$	$	$

Operating, general and administrative expenses	1,829	1,829	1,829
Amortization	(683)	(688)	(707)
Interest	(1,326)	(1,358)	(1,389)
Other gains	867	879	848

Proportionate share of income before income taxes	687	662	581

Cash flow provided by operating activities	1,560	1,326	1,608
Cash flow used in investing activities	(34)	–	–
Cash flow used in financing activities	(541)	(509)	(478)

Proportionate share of increase in cash	985	817	1,130

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Investments and other assets

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investee’s net income or losses after the date of investment, additional contributions made and dividends received. Investments are written down when there is clear evidence that a decline in value that is other than temporary has occurred.

Amounts paid and payable for spectrum licenses were recorded as deposits until Industry Canada awarded the operating licenses.

Revenue and expenses

(i)	Service revenue

Service revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers.

Subscriber connection fees received from customers are deferred and recognized as service revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Installation revenue received on contracts with commercial business customers is deferred and recognized as service revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and are recognized in the Consolidated Statements of Income and Retained Earnings (Deficit) as deferred IRU revenue amortization.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are purchased three months or less from maturity, and are presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s operating facility (see note 9) are greater than the amount of cash and cash equivalents, the net amount is presented as bank indebtedness.

Short-term securities

Short-term securities include money market instruments with terms ranging from three to twelve months to maturity and are recorded at cost plus accrued interest.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable and telecommunications distribution system	6-15 years
Digital cable terminals and modems	2-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	4-10 years
Buildings	20-40 years
Data processing	4 years
Other	3-20 years

The Company reviews the estimates of lives and useful lives on a regular basis and reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.

Deferred charges

Deferred charges primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years; (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility; and (iii) the non-current portion of prepaid maintenance and support contracts.

Intangibles

The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights which represent identifiable assets with indefinite useful lives. Spectrum licenses were acquired in Industry Canada’s auction of licenses for advanced wireless services and have an indefinite life.

Goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual review for impairment. Identifiable intangibles are tested for impairment by comparing the estimated fair value of the intangible asset with its carrying amount. Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of the impairment loss.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Other intangibles include computer software that is not an integral part of the related hardware. Other intangibles are amortized on a straight-line basis over estimated useful lives ranging from four to ten years. The Company reviews the estimates of lives and useful lives on a regular basis and reviews other intangibles for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iii) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; and (iv) a deposit on a future fibre sale.

Income taxes

The Company accounts for income taxes using the liability method, whereby future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Foreign currency translation

The financial statements of a foreign subsidiary, which is self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Adjustments arising from the translation of the financial statements are included in Other Comprehensive Income (Loss).

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain (loss) recognized on the translation and settlement of current monetary assets and liabilities was $5,563 (2009 – ($1,599); 2008 – ($644)) and is included in other gains.

Exchange gains and losses on translating hedged long-term debt are included in the Company’s Consolidated Statements of Income and Retained Earnings (Deficit). Foreign exchange gains and losses on hedging derivatives are reclassified from Other Comprehensive Income (Loss) to income to offset the foreign exchange adjustments on hedged long-term debt.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash and cash equivalents and short-term securities

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

have been classified as held-for-trading and are recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified held-to-maturity and none of its financial liabilities are classified as held-for-trading. Certain private investments where market value is not readily determinable are carried at cost net of write-downs.

Finance costs, discounts and proceeds on bond forward contracts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity. Prior to adopting the new financial instruments standards on September 1, 2007, such amounts were amortized on a straight-line basis over the period of the related debt instrument. Upon adoption of these new standards on a retrospective basis without restatement, $1,754 was credited to opening retained earnings for the cumulative net of tax difference between the two amortization methods. Transaction costs incurred in respect the Company’s bank facilities are recorded as deferred charges and amortized over the term of the facilities.

Derivative financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign currency forward purchase contracts and bond forward contracts. Effective September 1, 2007, all derivative financial instruments are recorded at fair value in the balance sheet. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible and derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign exchange and interest rate risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Prior to September 1, 2007, the carrying value of derivative financial instruments designated as hedges were only adjusted to fair value when hedge accounting was not permissible. The resulting gains and losses were immediately recognized in income (loss). The adoption of the new financial instruments standards resulted in a charge of $57,227, net of tax, to accumulated other comprehensive loss.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Employee benefit plans

The Company accrues its obligations and related costs under its employee benefit plans. The cost of pensions and other retirement benefits earned by certain senior employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are amortized on a straight-line basis over the estimated average remaining service life (“EARSL”) of employees active at the date of recognition of past service unless identification of a circumstance would suggest a shorter amortization period is appropriate. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized on a straight-line basis over EARSL. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plan such as changes in discount rates, expected retirement ages and projected salary increases. Actuarial gains (losses) are amortized on a straight-line basis over EARSL which for active employees covered by the defined benefit pension plan is 10.9 years at August 31, 2010 (2009 – 11.1 years; 2008 – 12.1 years). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

August 31 is the measurement date for the Company’s employee benefit plans. Actuaries perform a valuation annually to determine the actuarial present value of the accrued pension benefits. The last actuarial valuation of the pension plan was performed August 31, 2010.

Stock-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital.

The Company calculates the fair value of stock-based compensation awarded to employees using the Black-Scholes Option Pricing Model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options.

Earnings per share

Basic earnings per share is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the year. The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees (see note 16).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities, certain assumptions used in determining defined benefit plan pension expense and the recoverability of deferred costs, broadcast rights, spectrum licenses and goodwill using estimated future cash flows. Significant changes in assumptions could result in impairment of intangible assets.

Adoption of recent Canadian accounting pronouncements

(i)	Goodwill and intangible assets
Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.

The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at August 31, 2010 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings (Deficit) for the year ended August 31, 2010, 2009 and 2008 is as follows:

	Increase (decrease)
	August 31, 2010	August 31, 2009
	$	$

Consolidated balance sheets:
Property, plant and equipment	(156,469)	(105,180)
Deferred charges	(4,266)	(3,383)
Intangibles	156,469	105,180
Future income taxes	(1,077)	(863)
Retained earnings	(3,189)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase (decrease) in net income	(669)	1,236

	(3,189)	(2,520)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

	Year ended August 31,
	2010	2009	2008
	$	$	$

Consolidated statements of income:
Decrease (increase) in operating, general and administrative expenses	(883)	1,659	2,693
Decrease in amortization of property, plant and equipment	33,285	30,774	23,954
Increase in amortization of other intangibles	(33,285)	(30,774)	(23,954)
Decrease (increase) in income tax expense	214	(423)	(1,054)

Increase (decrease) in net income and comprehensive income	(669)	1,236	1,639

Increase (decrease) in earnings per share	–	–	–

The cash outflows for additions to other intangibles have been reclassified from property, plant and equipment and presented separately in the Consolidated Statements of Cash Flows for the year ended August 31, 2010, 2009 and 2008.

(ii)	Financial instruments
The Company adopted the amendments to CICA Handbook Section 3862 “Financial Instruments – Disclosures” which enhances disclosures about how fair values are determined, whether those fair values are derived through estimation methods or from objective evidence and about the liquidity risk of financial instruments. The new disclosures are included in note 19.

The Company adopted the amendments to CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” which provides additional guidance in respect of impairment of debt instruments and classification of financial instruments. The adoption of this standard had no impact on the Company’s consolidated financial statements.

Recent Canadian accounting pronouncements

(i)	International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

2.	BUSINESS ACQUISITIONS

2010
Total
		Issuance of Class B	purchase
	Cash(1)	Non-Voting Shares	price
	$	$	$

(i) Cable system	163,875	120,000	283,875

(1)	The cash consideration paid, net of cash acquired of $5,070, was $158,805.

2009
Cash
purchase
price
$

(ii) Cable system	46,300

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

	2010	2009
	$	$

Identifiable net assets acquired at assigned fair values
Investments	206	–
Property, plant and equipment	57,796	6,825
Broadcast rights [note 8]	245,000	40,075
Goodwill, not deductible for tax [note 8]	81,032	–

	384,034	46,900

Working capital deficiency	27,397	600
Future income taxes	72,762	–

	100,159	600

Purchase price	283,875	46,300

(i)	During 2010, the Company purchased all of the outstanding shares of Mountain Cablevision in Hamilton, Ontario. The cable system serves approximately 41,000 basic subscribers and results of operations have been included commencing November 1, 2009.

(ii)	During 2009, the Company purchased the assets comprising the Campbell River cable system in British Columbia which serves approximately 12,000 basic subscribers. The acquisition was effective February 1, 2009 and results of operations have been included from that date.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

3.	ACCOUNTS RECEIVABLE

	2010	2009
	$	$

Subscriber and trade receivables	209,817	204,786
Due from officers and employees	148	843
Due from related parties [note 18]	1,689	682
Miscellaneous receivables	3,730	5,333

	215,384	211,644
Less allowance for doubtful accounts	(18,969)	(17,161)

	196,415	194,483

Included in operating, general and administrative expenses is a provision for doubtful accounts of $33,746 (2009 – $19,298; 2008 – $15,281).

4.	INVENTORIES

	2010	2009
	$	$

Subscriber equipment	50,896	48,639
Other	2,919	3,665

	53,815	52,304

Subscriber equipment includes DTH equipment, DCTs and related customer premise equipment.

5.	INVESTMENTS AND OTHER ASSETS

	2010	2009
	$	$

Investment, at cost net of write-down:
Investment in a private technology company	200	200
Investment, at equity:
CW Investments Co. (“CW Media”)	739,125	–
Deposits:
Wireless spectrum licenses	–	190,912
Other assets:
Loan [note 18]	3,600	3,600
Other	348	142

	743,273	194,854

Deposits

In 2008, the Company participated in Industry Canada’s auction of spectrum licenses for advanced wireless services (“AWS”) and was successful in its bids for spectrum licenses primarily in Western Canada and Northern Ontario. The total cost was $190,912 which consisted of $189,519 for the licenses and $1,393 of related auction expenditures. In the current year, the Company received its

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

ownership compliance decision from Industry Canada and was granted its AWS licenses. Accordingly, the deposits on spectrum licenses were reclassified to Intangible assets.

CW Media

On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the broadcasting business of Canwest Global Communications Corp. (“Canwest”) including CW Investments Co. (“CW Media”), the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The total consideration, including assumed debt, is approximately $2,000,000.

During the current year, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media for total consideration of $750,375, including acquisition costs.

The Company exercises significant influence over CW Media with its 49.9% ownership and recorded an equity loss of $11,250 for the period of May 3 to August 31, 2010. The difference between the cost of the 49.9% equity investment in CW Media and the Company’s share of the underlying net book value of CW Media’s net assets on May 3, 2010 was $159,000 which was allocated on a preliminary basis as follows:

$

Indefinite life broadcast rights	181,000
Goodwill, not deductible for tax	47,000

228,000
Long-term debt	(23,000)
Future income taxes	(46,000)

159,000

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

6.	PROPERTY, PLANT AND EQUIPMENT

	2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Cable and telecommunications distribution system	4,197,319	2,129,039	2,068,280	3,831,193	1,868,705	1,962,488
Digital cable terminals and modems	552,224	223,910	328,314	377,698	150,749	226,949
Satellite audio, video and data network equipment and DTH receiving equipment	154,156	115,139	39,017	154,916	104,600	50,316
Buildings	360,841	121,312	239,529	343,605	106,986	236,619
Data processing	53,811	30,679	23,132	57,032	31,651	25,381
Other assets	256,910	120,020	136,890	251,925	119,895	132,030

	5,575,261	2,740,099	2,835,162	5,016,369	2,382,586	2,633,783
Land	45,368	–	45,368	44,860	–	44,860
Assets under construction	124,119	–	124,119	37,721	–	37,721

	5,744,748	2,740,099	3,004,649	5,098,950	2,382,586	2,716,364

Included in the cable and telecommunications distribution system assets is the cost of the Company’s purchase of fibres under IRU agreements with terms extending to 60 years totalling $61,811 (2009 – $61,811). In 2010, the Company recognized a gain (loss) of ($2,665) (2009 – $8,360; 2008 – $270) on the disposal of property, plant and equipment.

7.	DEFERRED CHARGES

	2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Equipment costs subject to a deferred revenue arrangement	687,879	485,449	202,430	710,810	481,591	229,219
Financing costs and credit facility arrangement fees	5,039	3,276	1,763	5,039	2,268	2,771
Connection and installation costs	88	88	–	684	641	43
Other	28,803	153	28,650	24,458	136	24,322

	721,809	488,966	232,843	740,991	484,636	256,355

Amortization provided in the accounts on deferred charges for 2010 amounted to $229,782 (2009 – $248,308; 2008 – $229,917) of which $229,739 was recorded as amortization of deferred charges and equipment costs (2009 – $248,135; 2008 – $229,549) and $43 was recorded as operating, general and administrative expenses (2009 – $173; 2008 – $368).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

8.	INTANGIBLES

	Carrying amount
	2010	2009
	$	$

Broadcast rights
Cable systems	4,078,021	3,833,021
DTH and satellite services	983,132	983,132

	5,061,153	4,816,153
Goodwill
Non-regulated satellite services	88,111	88,111
Cable system	81,032	–

	169,143	88,111
Wireless spectrum licenses	190,912	–
Other intangibles	156,469	105,180

Net book value	5,577,677	5,009,444

The Company holds separate CRTC licenses, or operates pursuant to exemption orders, for each of its cable, DTH and SRDU undertakings, upon which the provision of each service is dependent. Licenses must be renewed from time to time and have generally been issued for terms of up to seven years. The majority of the licensed cable undertakings were renewed by the CRTC in August 2008 for a two-year period expiring August 31, 2010, which were subsequently extended to November 30, 2010. Licenses in respect of DTH and SRDU undertakings were extended in 2010 for one year pursuant to an administrative renewal, and currently expire August 31, 2011. The Company has never failed to obtain a license renewal for any of its cable, DTH or SRDU undertakings. In early September 2009, the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses. The license terms are for ten years, after which, the Company will be required to apply for renewal.

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

			Wireless
			spectrum
	Broadcast rights	Goodwill	licenses
	$	$	$

August 31, 2008	4,776,078	88,111	–
Business acquisition [note 2]	40,075	–	–

August 31, 2009	4,816,153	88,111	–
Business acquisition [note 2]	245,000	81,032	–
Reclassification from Investments and other assets [note 5]	–	–	190,912

August 31, 2010	5,061,153	169,143	190,912

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Other intangibles is comprised of computer software and is subject to amortization.

	2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Computer software	170,759	86,535	84,224	170,411	80,484	89,927
Assets under construction	72,245	–	72,245	15,253	–	15,253

	243,004	86,535	156,469	185,664	80,484	105,180

The estimated amortization expense for the above intangible assets in each of the next five years is as follows: 2011 – $38,669; 2012 – $40,770; 2013 – $31,294; 2014 – $20,039; 2015 – $15,268.

9.	LONG-TERM DEBT

		2010			2009
		Long-term		Long-term	Translated	Adjustment	Long-term
		debt at		debt	at year end	for hedged	debt
	Effective	amortized	Adjustment for	repayable	exchange	debt and	repayable
	interest rates	cost (1)	finance costs (1)	at maturity	rate (1)	finance costs (1)(2)	at maturity
	%	$	$	$	$	$	$
Corporate
Senior notes –
Cdn 6.50% due June 2, 2014	6.56	594,941	5,059	600,000	593,824	6,176	600,000
Cdn 5.70% due March 2, 2017	5.72	396,124	3,876	400,000	395,646	4,354	400,000
Cdn 6.10% due November 16, 2012	6.11	447,749	2,251	450,000	446,836	3,164	450,000
Cdn 6.15% due May 9, 2016	6.34	292,978	7,022	300,000	291,987	8,013	300,000
Cdn 5.65% due October 1, 2019	5.69	1,240,673	9,327	1,250,000	–	–	–
Cdn 6.75% due November 9, 2039	6.80	641,684	8,316	650,000	–	–	–
Cdn 7.50% due November 20, 2013	7.50	347,129	2,871	350,000	346,380	3,620	350,000
US $440,000 8.25% due April 11, 2010(2)	7.88	–	–	–	481,198	161,422	642,620
US $225,000 7.25% due April 6, 2011(2)	7.68	–	–	–	245,632	110,206	355,838
US $300,000 7.20% due December 15, 2011(2)	7.61	–	–	–	327,512	149,338	476,850

		3,961,278	38,722	4,000,000	3,129,015	446,293	3,575,308

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	20,950	83	21,033	21,473	101	21,574

Total consolidated debt		3,982,228	38,805	4,021,033	3,150,488	446,394	3,596,882
Less current portion		557	19	576	481,739	161,422	643,161

		3,981,671	38,786	4,020,457	2,668,749	284,972	2,953,721

(1)	Long-term debt is presented net of unamortized discounts, finance costs and bond forward proceeds of $38,805 (August 31, 2009 – $27,761). Amortization for 2010 amounted to $5,312 (2009 – $4,466; 2008 – $3,822)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

of which $3,972 (2009 – $3,984; 2008 – $3,627) was recorded as amortization of financing costs and $1,340 (2009 – $482; 2008 – $195) was recorded as interest expense.

(2)	Foreign denominated long-term debt was translated at the year-end foreign exchange rate of 1.095 Cdn. If the rate of translation had been adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fixed the liability for interest and principal), long-term debt would have increased by $418,633. The US senior notes were redeemed in October 2009.

Interest on long-term debt included in interest expense amounted to $250,679 (2009 – $237,546; 2008 – $231,599). Interest expense is net of $4,008 (2009 – $981; 2008 – $1,950) of interest income. Excess proceeds from the senior notes issuances were held in cash and cash equivalents and short term securities or invested pending use by the Company to finance operations, fund business acquisitions and repay maturing debt.

Corporate

Bank loans

The Company has a $50,000 revolving operating loan facility, of which $718 has been drawn as committed letters of credit. Interest rates and borrowing options are principally the same as those contained in the credit facility described below. The effective interest rate on the facility was 2.34% for the year (2009 – 3.09%; 2008 – 5.49%).

A syndicate of banks has provided the Company with an unsecured $1 billion credit facility due in May 2012. No amounts were drawn under the credit facility during the current year. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian bankers’ acceptance rates, US bank base rates and LIBOR rates. The effective interest rate on actual borrowings during 2009 and 2008 was 3.06% and 4.81%, respectively.

Subsequent to year end, the Company put in place a new unsecured $500,000 revolving credit facility to provide additional liquidity. This new facility has been provided by certain parties of the above noted banking syndicate and is subject to substantially similar terms and conditions as the $1 billion credit facility.

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On October 1, 2009 the Company issued $1,250,000 of senior notes at a rate of 5.65%. The effective rate is 5.69% due to the discount on issuance. On November 9, 2009, the Company issued $650,000 of senior notes at a rate of 6.75%. The effective rate is 6.80% due to the discount on issuance.

Other subsidiaries and entities

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued 10 year secured

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

mortgage bonds in respect of the commercial component of the Shaw Tower. The bonds bear interest at 6.31% compounded semi-annually and are collateralized by the property and the commercial rental income from the building with no recourse to the Company.

Debt retirement costs

In October 2009, the Company redeemed all of its outstanding US $440,000 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. The Company incurred costs of $79,488 and wrote-off the remaining unamortized discount and finance costs of $2,097. In connection with the early redemption of the US senior notes, the Company settled portions of the principal component of the associated cross-currency interest rate swaps and entered into offsetting or amended agreements with the counterparties for the remaining end of swap notional principal exchanges (see note 19).

On April 15, 2009 the Company redeemed the Videon Cablesystems Inc. $130,000 Senior Debentures. In connection with the early redemption, the Company incurred costs of $9,161 and wrote-off the remaining unamortized fair value adjustment of $906.

On January 30, 2008, the Company redeemed its $100,000 8.54% Canadian Originated Preferred Securities. In connection with this early redemption, the Company incurred costs of $4,272 and wrote-off the remaining unamortized financing charges of $992.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2010.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$

2011	576
2012	613
2013	450,652
2014	950,694
2015	738
Thereafter	2,617,760

4,021,033

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

10.	DEFERRED CREDITS

	2010			2009
		Accumulated	Net book		Accumulated	Net book
	Amount	amortization	value	Amount	amortization	value
	$	$	$	$	$	$

IRU prepayments	629,119	119,251	509,868	629,119	106,705	522,414
Equipment revenue	384,580	272,875	111,705	406,609	280,598	126,011
Connection fee and installation revenue	19,591	12,317	7,274	23,619	17,560	6,059
Deposit on future fibre sale	2,000	–	2,000	2,000	–	2,000
Other	1,635	–	1,635	2,589	–	2,589

	1,036,925	404,443	632,482	1,063,936	404,863	659,073

Amortization of deferred credits for 2010 amounted to $138,187 (2009 – $153,168; 2008 – $150,366) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2010 amounted to $12,546 (2009 – $12,547; 2008 – $12,547). Amortization of equipment revenue for 2010 amounted to $120,639 (2009 – $132,974; 2008 – $126,601). Amortization of connection fee and installation revenue for 2010 amounted to $5,002 (2009 – $7,647; 2008 – $11,218) and was recorded as service revenue.

11.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

Number of securities			2010	2009
2010	2009		$	$

22,520,064	22,520,064	Class A Shares	2,468	2,468
410,622,001	407,717,782	Class B Non-Voting Shares	2,248,030	2,111,381

433,142,065	430,237,846		2,250,498	2,113,849

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Changes in Class A Share capital and Class B Non-Voting Share capital in 2010, 2009 and 2008 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2007	22,563,064	2,473	408,770,759	2,050,687
Class A Share conversions	(13,000)	(2)	13,000	2
Purchase of shares for cancellation	–	–	(4,898,300)	(24,794)
Stock option exercises	–	–	1,997,193	35,065

August 31, 2008	22,550,064	2,471	405,882,652	2,060,960
Class A Share conversions	(30,000)	(3)	30,000	3
Purchase of shares for cancellation	–	–	(1,683,000)	(8,557)
Stock option exercises	–	–	3,488,130	58,975

August 31, 2009	22,520,064	2,468	407,717,782	2,111,381
Purchase of shares for cancellation	–	–	(6,100,000)	(33,007)
Stock option exercises	–	–	2,862,969	49,786
Issued in respect of an acquisition [note 2]	–	–	6,141,250	120,000
Share issue costs	–	–	–	(130)

August 31, 2010	22,520,064	2,468	410,622,001	2,248,030

During 2010 the Company purchased for cancellation 6,100,000 (2009 – 1,683,000; 2008 – 4,898,300) Class B Non-Voting Shares, pursuant to its outstanding normal course issuer bid or otherwise, for $118,150 (2009 – $33,574; 2008 – $99,757). Share capital has been reduced by the stated value of the shares amounting to $33,007 (2009 – $8,557; 2008 – $24,794) with the excess of the amount paid over the stated value of the shares amounting to $85,143 (2009 – $25,017; 2008 – $74,963) charged to retained earnings (deficit).

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to August 31, 2010 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date, 14,104,585 Class B Non-Voting Shares have been issued under the plan.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

The changes in options in 2010, 2009 and 2008 are as follows:

	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number	$	Number	$	Number	$

Outstanding, beginning of year	23,714,667	20.21	23,963,771	19.77	17,574,801	17.08
Granted	3,965,000	19.30	4,373,000	19.62	10,486,500	23.73
Forfeited	(823,548)	20.80	(1,133,974)	20.67	(2,133,939)	20.04
Exercised	(2,862,969)	16.51	(3,488,130)	16.34	(1,963,591)	16.48

Outstanding, end of year	23,993,150	20.48	23,714,667	20.21	23,963,771	19.77

The following table summarizes information about the options outstanding at August 31, 2010:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number	remaining	exercise	Number	remaining	exercise
Range of prices	outstanding	contractual life	price	exercisable	contractual life	price

$8.69	20,000	3.14	$8.69	20,000	3.14	$8.69
$14.85 – $22.27	16,067,400	7.19	$18.53	7,464,544	5.19	$17.51
$22.28 – $26.20	7,905,750	7.01	$24.46	4,089,500	7.00	$24.39

The total intrinsic value of options exercised during 2010 was $11,112 (2009 – $15,801; 2008 – $13,291) and the aggregate intrinsic value of exerciseable in-the-money options at August 31, 2010 is $32,794.

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2010 was $2.94 (2009 – $3.02; 2008 – $5.01) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2010	2009	2008

Dividend yield	4.52%	4.28%	2.92%
Risk-free interest rate	2.52%	1.94%	4.21%
Expected life of options	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.9%	26.5%	24.5%

Other stock options

In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of one of the Company’s Class B Non-Voting Shares in lieu of one Satellite Services share which would have been received upon the exercise of a Satellite Services option under the Satellite Services option plan.

During 2008, the remaining 37,336 Satellite Services options were exercised for $145.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Contributed surplus

The changes in contributed surplus are as follows:

	2010	2009
	$	$

Balance, beginning of year	38,022	23,027
Stock-based compensation	17,838	16,974
Stock options exercised	(2,530)	(1,979)

Balance, end of year	53,330	38,022

As at August 31, 2010, the total unamortized compensation cost related to unvested options is $32,453 and will be recognized over a weighted average period of approximately 2.9 years.

Dividends

To the extent that dividends are declared at the election of the board of directors, the holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Earnings per share

Earnings per share calculations are as follows:

	2010	2009	2008

Numerator for basic and diluted earnings per share($)	532,732	536,475	673,201

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	432,675	429,153	431,070
Effect of potentially dilutive securities	1,207	1,628	2,797

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	433,882	430,781	433,867

Earnings per share($)
Basic	1.23	1.25	1.56
Diluted	1.23	1.25	1.55

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Options to purchase 23,993,150 Class B Non-Voting Shares were outstanding under the Company’s stock option plan at August 31, 2010 (2009 – 23,714,667; 2008 – 23,963,771).

12.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) and the related income tax effects for 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$

Change in unrealized fair value of derivatives designated as cash flow hedges	(53,131)	9,500	(43,631)
Adjustment for hedged items recognized in the period	19,484	(5,840)	13,644
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	–	(1)

	56,978	(9,368)	47,610

Components of other comprehensive income (loss) and the related income tax effects for 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$

Change in unrealized fair value of derivatives designated as cash flow hedges	26,693	(4,105)	22,588
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	14,518	(75)	14,443
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(31,845)	4,509	(27,336)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	31	–	31

	22,781	(3,741)	19,040

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Components of other comprehensive income (loss) and the related income tax effects for 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Change in unrealized fair value of derivatives designated as cash flow hedges	(43,327)	7,134	(36,193)
Adjustment for hedged items recognized in the period	49,801	(9,578)	40,223
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(5,597)	801	(4,796)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	7	–	7

	884	(1,643)	(759)

Accumulated other comprehensive income (loss) is comprised of the following:

	August 31, 2010	August 31, 2009
	$	$

Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	349	350
Fair value of derivatives	8,627	(38,984)

	8,976	(38,634)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2010	2009
	$	$

Trade	125,517	86,677
Accrued liabilities	274,334	269,463
Accrued network fees	100,703	103,176
Interest	85,211	80,463
Related parties [note 18]	35,857	21,883
Current portion of pension plan liability [note 17]	1,448	1,448

	623,070	563,110

Interest on a short-term financing arrangement in 2008 amounted to $744 and is included in interest expense. Interest rates fluctuated with Canadian bankers acceptance rates and averaged 4.89% for 2008.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

14.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income tax liabilities and assets are as follows:

	2010	2009
	$	$

Future income tax liabilities:
Property, plant and equipment	180,642	152,677
Broadcast rights	921,441	868,901
Partnership income	373,401	331,063

	1,475,484	1,352,641

Future income tax assets:
Non-capital loss carryforwards	8,967	19,687
Deferred charges	28,107	10,986
Foreign exchange on long-term debt and fair value of derivative instruments	14,547	7,066

	51,621	37,739

Net future income tax liability	1,423,863	1,314,902
Current portion of future income tax asset	27,996	21,957

Future income tax liability	1,451,859	1,336,859

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

The Company has capital loss carryforwards of approximately $144,000 for which no future income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

The income tax expense or recovery differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2010	2009	2008
	$	$	$

Current statutory income tax rate	29.3%	30.2%	32.0%

Income tax expense at current statutory rates	213,046	219,787	220,904
Increase (decrease) in taxes resulting from:
Non-taxable portion of foreign exchange gains or losses and amounts on sale/write-down of assets and investments	(1,221)	(551)	–
Decrease in valuation allowance	(11,036)	(3,463)	(9,867)
Effect of future tax rate reductions	(17,643)	(22,582)	(187,990)
Originating temporary differences recorded at future tax rates expected to be in effect when realized	(11,178)	(9,753)	(11,601)
Other	11,169	7,759	5,974

Income tax expense	183,137	191,197	17,420

Significant components of income tax expense (recovery) are as follows:

	2010	2009	2008
	$	$	$

Current income tax expense	167,767	23,300	–
Future income tax expense related to origination and reversal of temporary differences	44,049	193,942	215,277
Future income tax recovery resulting from rate changes and valuation allowance	(28,679)	(26,045)	(197,857)

Income tax expense	183,137	191,197	17,420

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

15.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, Wireless, DTH and Satellite Services, all of which are substantially located in Canada. During the current year, the Company commenced its initial wireless activities and began reporting this new business as a separate operating unit. Accordingly, deposits on AWS spectrum licenses as at August 31, 2009 and 2008 have been reclassified from corporate assets to the Wireless segment. All of these operations are substantially located in Canada. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on service revenue and service operating income before charges such as amortization.

	2010
			Satellite
	Cable	Wireless	DTH	Satellite Services	Total	Total
	$	$	$	$	$	$

Service revenue – total	2,931,976	–	721,952	82,600	804,552	3,736,528
Intersegment	(4,565)	–	(10,883)	(3,500)	(14,383)	(18,948)

	2,927,411	–	711,069	79,100	790,169	3,717,580

Service operating income (expenditures) before amortization(6)	1,456,827	(1,396)	265,016	38,304	303,320	1,758,751

Service operating income as % of external revenue	49.8%	–	37.3%	48.4%	38.4%	47.3%

Interest(1)	213,898	6,536	n/a	n/a	26,251	246,685
Burrard Landing Lot 2 Holdings Partnership						1,326

						248,011

Cash taxes(2)	136,000	–	n/a	n/a	44,000	180,000
Corporate/other						(12,233)

						167,767

Segment assets	7,111,526	287,626	844,502	483,404	1,327,906	8,727,058

Corporate assets						1,426,907

Total assets						10,153,965

Capital expenditures and equipment costs (net) by segment
Capital expenditures	739,136	96,714	3,139	2,113	5,252	841,102
Equipment costs (net)	17,949	–	80,359	–	80,359	98,308

	757,085	96,714	83,498	2,113	85,611	939,410

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment						681,589
Additions to equipment costs (net)						98,308
Additions to other intangibles						60,785

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows						840,682
Increase in working capital related to capital expenditures						102,232
Less: Proceeds on disposal of property, plant and equipment						(430)
Less: Satellite services equipment profit(4)						(3,040)
Less: Partnership capital expenditures(5)						(34)

Total capital expenditures and equipment costs (net) reported by segments						939,410

See notes following 2008 business segment table.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2009
			Satellite
	Cable	Wireless	DTH	Satellite Services	Total	Total
	$	$	$	$	$	$

Service revenue – total	2,635,832	–	684,831	90,205	775,036	3,410,868
Intersegment	(4,850)	–	(11,605)	(3,500)	(15,105)	(19,955)

	2,630,982	–	673,226	86,705	759,931	3,390,913

Service operating income before amortization	1,271,279	–	223,499	45,831	269,330	1,540,609

Service operating income as % of external revenue	48.3%	–	33.2%	52.9%	35.4%	45.4%

Interest(1)	209,438	–	n/a	n/a	26,251	235,689
Burrard Landing Lot 2 Holdings Partnership		–				1,358

		–				237,047

Cash taxes(2)	23,300	–	n/a	n/a	–	23,300

Segment assets	6,599,120	190,912	855,283	498,720	1,354,003	8,144,035

Corporate assets						790,651

Total assets						8,934,686

Capital expenditures and equipment costs (net) by segment
Capital expenditures	658,862	–	4,907	192	5,099	663,961
Equipment costs (net)	35,222	–	76,362	–	76,362	111,584

	694,084	–	81,269	192	81,461	775,545

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment						623,695
Additions to equipment costs (net)						124,968
Additions to other intangibles						54,223

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows						802,886
Increase in working capital related to capital expenditures						11,559
Less: Proceeds on disposal of property, plant and equipment						(22,081)
Less: Realized gains on cancellation of US dollar forward purchase contracts(3)						(13,384)
Less: Satellite services equipment profit(4)						(3,435)

Total capital expenditures and equipment costs (net) reported by segments						775,545

See notes following 2008 business segment table.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2008
			Satellite
	Cable	Wireless	DTH	Satellite Services	Total	Total
	$	$	$	$	$	$

Service revenue – total	2,379,361	–	650,653	92,712	743,365	3,122,726
Intersegment	(3,775)	–	(10,592)	(3,500)	(14,092)	(17,867)

	2,375,586	–	640,061	89,212	729,273	3,104,859

Service operating income before amortization	1,155,967	–	206,541	48,421	254,962	1,410,929

Service operating income as % of external revenue	48.7%	–	32.3%	54.3%	35.0%	45.4%

Interest(1)	199,600	–	n/a	n/a	29,599	229,199
Burrard Landing Lot 2 Holdings Partnership		–				1,389

		–				230,588

Cash taxes(2)	–	–	–	–	–	–

Segment assets	6,460,141	190,912	869,710	523,736	1,393,446	8,044,499

Corporate assets						308,260

Total assets						8,352,759

Capital expenditures and equipment costs (net) by segment
Capital expenditures	602,848	–	2,997	(766)	2,231	605,079
Equipment costs (net)	45,488	–	75,839	–	75,839	121,327

	648,336	–	78,836	(766)	78,070	726,406

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment						554,387
Additions to equipment costs (net)						121,327
Additions to other intangibles						51,706

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows						727,420
Increase in working capital related to capital expenditures						2,608
Less: Satellite services equipment profit(4)						(3,622)

Total capital expenditures and equipment costs (net) reported by segments						726,406

(1)	The Company reports interest on a segmented basis for Cable, Wireless and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services. Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.

(2)	The Company reports cash taxes on a segmented basis for Cable and combined satellite only. It does not report cash taxes on a segmented basis for DTH and Satellite Services.

(3)	The Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains were included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets were recognized.

(4)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

(5)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”) capital expenditures which the Company is required to proportionately consolidate. As the Partnership’s operations are self funded, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(6)	2010 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

16.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)	During prior years, the Company, through its subsidiaries, purchased 28 Ku-band transponders on the Anik F1 satellite and 18 Ku-band transponders on the Anik F2 satellite from Telesat Canada. During 2006, the Company’s traffic on the Anik F1 was transferred to the Anik F1R under a capacity services arrangement which has all of the same substantive benefits and obligations as on Anik F1. In addition, the Company leases a number of C-band and Ku-band transponders. Under the Ku-band F1 and F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of 15 years.

(ii)	The Company has various long-term commitments of which the majority are for the maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities, and lease of premises as follows:

$

2011	202,436
2012	199,033
2013	220,969
2014	231,099
2015	231,103
Thereafter	557,155

1,641,795

Included in operating, general and administrative expenses are transponder maintenance expenses of $58,369 (2009 – $58,343; 2008 – $58,280) and rental expenses of $66,987 (2009 – $67,663; 2008 – $66,118).

(iii)	At August 31, 2010, the Company had capital expenditure commitments of approximately $85,000 over the next four years.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and performance bonds with and to third parties.

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2010, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and performance bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and performance bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2010, the guarantee instruments amounted to $1,110 (2009 – $1,032). The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2011 to 2013.

17.	PENSION PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for all non-union employees and contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 7.5% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans for the year were $23,550 (2009 – $21,148; 2008 – $17,622) of which $13,755 (2009 – $12,281; 2008 – $10,214) was expensed and the remainder capitalized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Defined benefit pension plan

The Company provides a non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of pay during their years of service. Employees are not required to contribute to the plan. The plan is unfunded. There are no minimum required contributions and no discretionary contributions are currently planned. The plan has remained unchanged since 2007.

The table below shows the change in benefit obligation.

	2010	2009
	$	$

Accrued benefit obligation and plan deficit, beginning of year	195,659	184,795
Current service cost	5,448	5,002
Past service cost	12,057	–
Interest cost	13,557	11,817
Actuarial losses (gains)	49,321	(4,507)
Payment of benefits to employees	(1,448)	(1,448)

Accrued benefit obligation and plan deficit, end of year	274,594	195,659

Reconciliation of accrued benefit obligation to Consolidated Balance	2010	2009
Sheet accrued pension benefit liability	$	$

Balance of unamortized pension obligation:
Unamortized past service costs	36,043	28,817
Unamortized actuarial loss	104,264	60,430

	140,307	89,247

Accrued pension benefit liability recognized in Consolidated Balance Sheet:
Accounts payable and accrued liabilities	1,448	1,448
Other long-term liability	132,839	104,964

	134,287	106,412

Accrued benefit obligation, end of year as above	274,594	195,659

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost.

	2010	2009
Accrued benefit obligation	%	%

Discount rate	5.75	6.75
Rate of compensation increase	5.00	5.00

	2010	2009	2008
Benefit cost for the year	%	%	%

Discount rate	6.75	6.25	5.50
Rate of compensation increase	5.00	5.00	5.00

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

The table below shows the components of the net benefit plan expense.

	2010	2009	2008
	$	$	$

Current service cost	5,448	5,002	4,610
Interest cost	13,557	11,817	8,931
Past service cost	12,057	–	–
Actuarial losses (gains)	49,321	(4,507)	14,211
Difference between amortization of actuarial loss recognized for the year and actual actuarial loss on the accrued benefit obligation for the year	(43,834)	10,357	(9,067)
Difference between amortization of past service costs recognized for the year and actual past service costs on the accrued benefit obligation for the year	(7,226)	4,831	4,831

Pension expense	29,323	27,500	23,516

The actuarial losses (gains) resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table. The past service costs result from amendments to the plan, including new entrants.

The table below shows the expected benefit payments in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years thereafter:

$

2011	1,448
2012	1,431
2013	5,993
2014	7,056
2015	12,527
2016 – 2020	63,206

18.	RELATED PARTY TRANSACTIONS

The following sets forth transactions in which the Company and its affiliates, directors or executive officers are involved.

Normal course transactions

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network fees of $135,334 (2009 – $121,659; 2008 – $108,094), advertising fees of $502 (2009 – $621; 2008 – $617) and programming fees of $1,070 (2009 – $1,066; 2008 – $1,062) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

provided cable system distribution access and affiliate broadcasting services to Corus Custom Networks, the advertising division of Corus, for $1,518 (2009 – $1,514; 2008 – $262), administrative and other services to Corus for $1,909 (2009 – $1,934; 2008 – $1,721), uplink of television signals to Corus for $4,930 (2009 – $5,112; 2008 – $4,837) and Internet services and lease of circuits for $1,461 (2009 – $1,167; 2008 – $1,082).

The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $9,571 (2009 – $9,886; 2008 – $9,372) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its Lower Mainland operations.

CW Media

The Company exercises significant influence over CW Media with its 49.9% ownership as of May 3, 2010. Since May 2010, network fees of $17,128 were paid to CW Media. In addition, the Company provided uplink of television signals to CW Media for $1,444.

Other

The Company has entered into certain transactions with companies that are affiliated with Directors of the Company as follows:

The Company paid $4,302 (2009 – $3,555; 2008 – $2,820) for direct sales agent, marketing, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $6,162 (2009 – $6,094; 2008 – $3,208) for remote control units to a supplier where a Director of the Company holds a position on the supplier’s board of directors.

Other transactions

The Company has entered into certain transactions with Directors and senior officers of the Company as follows:

Loans, interest and non-interest bearing, have in the past been granted to executive officers in connection with their employment for periods ranging up to 10 years. The effective interest rate on the interest bearing loan for 2010 was 1.0% (2009 – 1.9%; 2008 – 4.2%). At August 31, 2010, the remaining amount outstanding on an executive officer loan was $3,600 (2009 – $3,600) and is repayable on or before July 26, 2012.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

19.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets

The carrying value of investments and other assets approximates their fair value. Certain private investments where market value is not readily determinable are carried at cost net of write-downs.

(iii)	Other long-term liabilities

The carrying value of the other long-term liability in respect of amended cross-currency interest rate agreements, which fix the settlement of the principal portion of the liability on December 15, 2011, is at amortized cost based on an estimated mark-to-market valuation at the date of amendment. The fair value of this liability is determined using an estimated mark-to-market valuation.

(iv)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(v)	Derivative financial instruments

The fair value of cross-currency interest rate exchange agreements and US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

The carrying values and estimated fair values of the other long-term liability, long-term debt and derivative financial instruments are as follows:

	2010		2009
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$

Assets
Derivative financial instruments –
Cross-currency interest rate exchange agreement	56,716	56,716	–	–
US currency forward purchase contracts	10,002	10,002	–	–

	66,718	66,718	–	–

Liabilities
Other long-term liability	158,661	159,689	–	–
Long-term debt	3,982,228	4,353,028	3,150,488	3,394,224
Derivative financial instruments –
Cross-currency interest rate exchange agreements	86,222	86,222	462,273	462,273
US currency forward purchase contracts	–	–	3,337	3,337

	4,227,111	4,598,939	3,616,098	3,859,834

Derivative financial instruments have maturity dates throughout fiscal 2011 and 2012.

As at August 31, 2010, US currency forward purchase contracts qualified as hedging instruments and were designated as cash flow hedges. The cross-currency interest rate exchange agreements did not qualify as hedging instruments as the underlying hedged US denominated debt was repaid during the year. At August 31, 2009, all derivative instruments qualified as hedging instruments and were designated as cash flow hedges.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value measurements

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Level 2	Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3 Inputs for the asset or liability that are not based on observable market data.

The following tables represent the Company’s derivative instruments measured at fair value on a recurring basis and the basis for that measurement:

	August 31, 2010
		Quoted prices in
		active markets for	Significant other	Significant
	Carrying	identical instrument	observable inputs	unobservable inputs
	value	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$

Assets
Cross-currency interest rate exchange agreement	56,716	–	56,716	–
US currency forward purchase contracts	10,002	–	10,002	–

	66,718	–	66,718	–

Liabilities
Cross-currency interest rate exchange agreements	86,222	–	86,222	–

	August 31, 2009
		Quoted prices in
		active markets for	Significant other	Significant
	Carrying	identical instrument	observable inputs	unobservable inputs
	value	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$

Liabilities
Cross-currency interest rate exchange agreements	462,273	–	462,273	–
US currency forward purchase contracts	3,337	–	3,337	–

	465,610	–	465,610	–

Derivative instruments and hedging activities

During the year, the Company redeemed all of its outstanding US $440,000 8.25% senior notes due April 11, 2010, US $225,000 7.25% senior notes due April 6, 2011 and US $300,000 7.20% senior notes due December 15, 2011. In conjunction with the redemption of the US $440,000 and US $225,000 senior notes, the Company paid $146,065 to unwind and settle a portion of the principal component of two of the associated cross-currency interest rate swaps and simultaneously entered into offsetting currency swap transactions for the remaining outstanding notional principal amounts (i.e. the end of swap notional exchanges) and paid $145,855 in respect of these offsetting swap transactions. The derivatives have been classified as held for trading as

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

they are not accounted for as hedging instruments. In addition, upon redemption of the US $300,000 senior notes, the Company entered into amended agreements with the counterparties of the cross-currency agreements to fix the settlement of the principal liability on December 15, 2011 at $162,150. At August 31, 2010, the carrying amount of the liability was $158,661. As a result, there is no further foreign exchange rate exposure in respect of the principal component of the cross-currency interest rate exchange agreements.

Upon redemption of the underlying hedged US denominated debt, the associated cross-currency interest rate exchange agreements no longer qualify as cash flow hedges and the remaining loss in accumulated other comprehensive loss of $50,121 was reclassified to the income statement.

The following table presents the gains and losses, excluding tax effects, on derivatives designated as cash flow hedges to manage currency risks for 2010.

	Gain (loss)	Gain (loss) reclassified		Gain (loss) reclassified from
	recognized in other	from other comprehensive		other comprehensive
	comprehensive income	income into		income into
	(effective portion)	income (effective portion)		income (ineffective portion)
	$	Location	$	Location	$

Cross-currency interest rate exchange agreements	(58,657)	Other gains	(40,505)	Other gains	–
		Interest expense	(11,671)	Loss on financial instruments	–
US currency forward purchase contracts	5,526	Equipment costs	(7,813)	Other gains	–

	(53,131)		(59,989)		–

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

The following table presents the gains and losses, excluding tax effects, on derivatives designated as cash flow hedges to manage currency risks for 2009.

	Gain (loss)	Gain (loss) reclassified		Gain (loss) reclassified from
	recognized in other	from other comprehensive		other comprehensive
	comprehensive income	income into		income into
	(effective portion)	income (effective portion)		income (ineffective portion)
	$	Location	$	Location	$

Cross-currency interest rate exchange agreements	24,799	Other gains	31,845	Other gains	–
		Interest expense	(26,313)	Loss on financial instruments	–
US currency forward purchase contracts	15,278	Equipment costs	11,795	Other gains	–

	40,077		17,327		–

The Company’s estimate of the net amount of existing gains or losses arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and would be reclassified to net income in the next twelve months, excluding tax effects, is a gain of $10,002 for foreign exchange forwards based on contractual maturities.

The following table presents gains and losses, excluding tax effects, arising from derivatives that were not designated as hedges.

		Gain (loss) recognized in
		income
		2010	2009
	Location	$	$

Cross-currency interest rate exchange agreements	Loss on financial instruments	4,958	–
US currency forward purchase contracts	Other gains	–	(78)

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Currency risk

As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since the Company’s revenues and assets are primarily denominated in Canadian dollars, it faced significant potential foreign exchange risks in respect of the servicing of the interest and principal

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

components of its US dollar denominated debt. The Company utilized cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated debenture indebtedness. During the year the Company redeemed all of its outstanding US dollar denominated debt.

In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2010, the Company entered into forward contracts to purchase US $84,000 over a period of 12 months commencing in September 2009 at an average exchange rate of 1.1089 Cdn. In addition, the Company had in place long-term forward contracts to purchase US $6,972 during 2010 at an average rate 1.4078. At August 31, 2010 the Company had forward contracts to purchase US $200,000 in October 2010 at an average exchange rate of 1.0172 Cdn in respect of the closing of the Canwest acquisition.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are banking facilities and various Canadian and US denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in note 9.

Interest on the Company’s banking facilities is based on floating rates, while the senior notes and debentures are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2010, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Market risk

Net income and other comprehensive income for 2010 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest rate exchange agreements and would have changed net income by $3,759 net of tax (2009 – $nil) and other comprehensive income by $18,378 net of tax (2009 – $17,092). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest rate exchange agreements and would have changed net income by $200 net of tax (2009 – $nil) and other comprehensive income by $51 net of tax (2009 – $5,691). Interest on the Company’s banking facilities is based on floating rates and there is no significant market risk arising from fluctuations in interest rates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Credit risk

Accounts receivable are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at August 31, 2010, the Company had accounts receivable of $196,415 (2009 – $194,483), net of the allowance for doubtful accounts of $18,969 (2009 – $17,161). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2010, $79,434 (2009 – $77,256) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company also mitigates credit risk through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.

The Company mitigates the credit risk of holding short-term securities by investing funds in Government of Canada treasury bills and bonds.

Credit risks associated with cross-currency interest rate exchange agreements and US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

The Company’s undiscounted contractual maturities as at August 31, 2010 are as follows:

	Trade and		Long-term debt
	other	Other long	repayable at	Derivative	Interest
	payables(1)	term liability	maturity	instruments(2)	payments
	$	$	$	$	$

Within one year	623,070	–	576	23,183	249,744
1 to 3 years	–	162,150	451,265	6,626	485,650
3 to 5 years	–	–	951,432	–	365,278
Over 5 years	–	–	2,617,760	–	1,456,800

	623,070	162,150	4,021,033	29,809	2,557,472

(1)	Includes trade payables and accrued liabilities.

(2)	The estimated net cash outflow for derivative instruments is based on the US dollar foreign exchange rate as at August 31, 2010.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

20.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	2010	2009	2008
	$	$	$

Net income	532,732	536,475	673,201
Non-cash items:
Amortization –
Deferred IRU revenue	(12,546)	(12,547)	(12,547)
Deferred equipment revenue	(120,639)	(132,974)	(126,601)
Deferred equipment costs	228,714	247,110	228,524
Deferred charges	1,025	1,025	1,025
Property, plant and equipment	526,432	449,808	390,778
Other intangibles	33,285	30,774	23,954
Financing costs – long-term debt	3,972	3,984	3,627
Future income tax expense	15,370	167,897	17,420
Equity loss (income) on investee	11,250	99	(295)
Debt retirement costs	81,585	8,255	5,264
Stock-based compensation	17,838	16,974	16,894
Defined benefit pension plan	27,875	26,052	22,068
Loss on financial instruments	47,306	–	–
Realized loss on settlement of financial instruments	(26,357)	–	–
Net customs duty recovery on equipment costs	–	–	(22,267)
Gain on cancellation of bond forward	–	(10,757)	–
Other	7,561	(8,335)	1,850

Funds flow from operations	1,375,403	1,323,840	1,222,895

(ii)	Changes in non-cash working capital balances related to operations include the following:

	2010	2009	2008
	$	$	$

Accounts receivable	(1,217)	(5,714)	(32,646)
Prepaids and other	(2,211)	(14,393)	(9,900)
Accounts payable and accrued liabilities	(76,608)	47,781	54,839
Income taxes payable	156,748	22,894	(58)
Unearned revenue	5,044	8,522	7,069

	81,756	59,090	19,304

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	2010	2009	2008
	$	$	$

Interest	237,377	231,594	241,899
Income taxes	4,243	404	57

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

(iv)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2010	2009	2008
	$	$	$

Class B Non-Voting Shares issued on an acquisition [note 2]	120,000	–	–

21.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents and short-term securities.

	August 31, 2010	August 31, 2009

Cash and cash equivalents	(216,735)	(253,862)
Short-term securities	–	(199,375)
Long-term debt repayable at maturity	4,021,033	3,596,882
Share capital	2,250,498	2,113,849
Contributed surplus	53,330	38,022
Retained earnings	457,728	382,227

	6,565,854	5,677,743

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

On November 16, 2009, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2009 to November 18, 2010.

The Company’s banking facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At August 31, 2010, the Company is in compliance with these covenants and based

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

22.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian GAAP. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP.

(a)	Reconciliation to US GAAP

	2010	2009	2008
	$	$	$

Net income using Canadian GAAP	532,732	536,475	673,201
Add (deduct) adjustments for:
Deferred charges and credits(2)(8)	14,539	4,576	(21,501)
Business acquisition costs(3)	(12,739)	–	–
Fair value of derivatives(7)	10,002	–	–
Capitalized interest(10)	8,195	1,337	4,133
Income taxes(11)	(13,839)	(3,613)	(994)

Net income using US GAAP	538,890	538,775	654,839

Other comprehensive income (loss) using Canadian GAAP	47,610	19,040	(759)
Fair value of derivatives(7)	(8,627)	–	–
Change in funded status of non-contributory defined benefit pension plan(9)	(38,167)	11,315	(3,135)

	816	30,355	(3,894)

Comprehensive income using US GAAP	539,706	569,130	650,945

Earnings per share using US GAAP
Basic	$ 1.25	$ 1.26	$ 1.52
Diluted	$ 1.24	$ 1.25	$ 1.51

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

Consolidated Balance Sheet items using US GAAP

	2010		2009
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments(3)	743,273	731,510	194,854	194,854
Property, plant and equipment(10)	3,004,649	3,010,222	2,716,364	2,720,564
Deferred charges(2)	232,843	171,093	256,355	170,260
Broadcast rights(1)(5)(6)	5,061,153	5,035,919	4,816,153	4,790,919
Goodwill(3)	169,143	168,167	88,111	88,111
Other intangibles(10)	156,469	166,804	105,180	108,693
Income taxes payable	170,581	149,081	25,320	5,446
Current portion of long-term debt(2)	557	576	481,739	482,341
Long-term debt(2)	3,981,671	4,020,457	2,668,749	2,695,908
Other long-term liabilities(9)	291,500	431,807	104,964	194,211
Deferred credits(2)(8)	632,482	629,000	659,073	656,830
Future income taxes	1,451,859	1,415,442	1,336,859	1,299,244
Shareholders’ equity:
Share capital	2,250,498	2,250,498	2,113,849	2,113,849
Contributed surplus	53,330	53,330	38,022	38,022
Retained earnings	457,728	364,703	382,227	283,044
Accumulated other comprehensive income (loss)	8,976	(99,527)	(38,634)	(100,343)

Total shareholders’ equity	2,770,532	2,569,004	2,495,464	2,334,572

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2010	2009
	$	$

Shareholders’ equity using Canadian GAAP	2,770,532	2,495,464
Amortization of intangible assets(1)	(130,208)	(130,208)
Deferred charges and credits(2)(8)	(6,173)	(16,847)
Business acquisition costs(3)	(12,739)	–
Equity in loss of investee(4)	(35,710)	(35,710)
Gain on sale of subsidiary(5)	16,052	16,052
Gain on sale of cable systems(6)	50,063	50,063
Fair value of derivatives(7)	8,627	–
Capitalized interest(10)	11,748	5,619
Income taxes(11)	5,315	11,848
Accumulated other comprehensive loss	(108,503)	(61,709)

Shareholders’ equity using US GAAP	2,569,004	2,334,572

The adjustment to accumulated other comprehensive income (loss) is comprised of the following:

	2010	2009
	$	$

Fair value of derivatives(7)	(8,627)	–
Pension liability(9)	(99,876)	(61,709)

Accumulated other comprehensive loss	(108,503)	(61,709)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

The estimated pension amount that will be amortized from accumulated other comprehensive loss into income in 2011 includes an actuarial loss of $9,566 and past service costs of $5,776.

Areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast rights were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over 40 years. Effective September 1, 2001, broadcast rights are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

(2)	Deferred charges and credits

The excess of equipment costs over equipment revenues are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

For US GAAP, transaction costs, financing costs and proceeds on bond forward contracts associated with the issuance of debt securities are recorded as deferred charges and deferred credits and amortized to income on a straight-line basis over the period to maturity of the related debt. Under Canadian GAAP, such amounts are recorded as part of the principal balance of debt and amortized to income using the effective interest rate method.

(3)	Business acquisition costs

Effective September 1, 2009, under US GAAP, acquisition related costs are recognized separately from business combinations, generally as expenses. Under Canadian GAAP, CICA Handbook Section 1581, acquisition related costs are included as part of the cost of the purchase.

(4)	Equity in loss of investee

The earnings of an investee determined under Canadian GAAP has been adjusted to reflect US GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP, the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP, the

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast rights under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in broadcast rights upon the recognition of the gain.

(7)	Fair value of derivatives

Certain derivatives that qualify for cash flow hedge accounting under Canadian GAAP do not qualify for similar treatment for US GAAP.

(8)	Subscriber connection fee revenue

Subscriber connection fee revenue is deferred and amortized under Canadian GAAP. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

(9)	Pension liability

Under US GAAP, the Company is required to recognize the funded status of the non-contributory defined benefit pension plan on the Consolidated Balance Sheet and to recognize changes in the funded status in other comprehensive income (loss).

Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized on the Consolidated Balance Sheet.

(10)	Interest costs

Under US GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. Interest capitalization is not required under Canadian GAAP.

(11)	Income taxes

Income taxes reflect various items including the tax effect of the differences identified above, the impact of future income tax rate reductions on those differences and an adjustment for the tax benefit related to capital losses that cannot be recognized for US GAAP.

(b)	Advertising costs

Advertising costs are expensed when incurred for both Canadian and US GAAP and for 2010, amounted to $66,138 (2009 – $52,384; 2008 – $47,656).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010, 2009 and 2008
[all amounts in thousands of Canadian dollars except share and per share amounts]

(c)	Adoption of new accounting pronouncement

Business Combinations

Effective September 1, 2009, the Company adopted FASB Accounting Standards Codification section 805-10 “Business Combinations”. This revised statement requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from business combinations, generally as expenses.

23.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

24.	SUBSEQUENT EVENTS

During 2010, the Company completed certain portions of the acquisition of the broadcasting business of Canwest (see note 5). On October 22, 2010, the Company received CRTC approval for the remainder of its 100% acquisition. The transaction closed on October 27, 2010. The aggregate purchase price, including the amounts paid in 2010 and debt assumed, was approximately $2,000,000. In conjunction with the closing, the Company refinanced the CW Media term loan, including breakage of the related currency swaps. In aggregate, the Company required approximately $1,000,000 to complete the transaction and refinancing. In connection with the closing of the acquisition, within 30 days thereof, a subsidiary of CW Media is required to make a change of control offer at 101% of the obligations under the US $338,306 13.5% senior notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008.

Shaw Communications Inc.
FIVE YEARS IN REVIEW
August 31, 2010

($000’s except per share amounts)	2010	2009(3)	2008(3)	2007(3)	2006(3)

Service revenue
Cable	2,927,411	2,630,982	2,375,586	2,082,652	1,808,583
DTH	711,069	673,226	640,061	605,176	567,807
Satellite	79,100	86,705	89,212	86,617	82,894

	3,717,580	3,390,913	3,104,859	2,774,445	2,459,284

Service operating income (expenditures) before amortization(1)
Cable	1,456,827	1,271,279	1,155,967	1,000,508	858,769
DTH	265,016	223,499	206,541	196,404	175,401
Satellite	38,304	45,831	48,421	47,527	45,050
Wireless	(1,396)	–	–	–	–

	1,758,751	1,540,609	1,410,929	1,244,439	1,079,220

Net income	532,732	536,475	673,201	391,837	459,159

Earnings per share
Basic	1.23	1.25	1.56	0.91	1.05
Diluted	1.23	1.25	1.55	0.90	1.05

Funds flow from operations(2)	1,375,403	1,323,840	1,222,895	1,028,363	847,197

Balance sheet
Total assets	10,153,965	8,934,686	8,352,759	8,156,004	7,648,994
Long-term debt (including current portion)	3,982,228	3,150,488	2,707,043	3,068,554	2,996,385

Cash dividends declared per share
Class A	0.858	0.818	0.702	0.462	0.235
Class B	0.860	0.820	0.705	0.465	0.238

(1)	See key performance drivers on page 21.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.
(3)	Restated as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”.

Shaw Communications Inc.
SHAREHOLDERS’ INFORMATION
August 31, 2010

Share Capital and Listings

The Company is authorized to issue a limited number of Class A participating and an unlimited number of Class B Non-Voting participating shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares. At August 31, 2010, the Company had 22,520,064 Class A Shares and 410,622,001 Class B Non-Voting Shares outstanding. The Class A Shares are listed on the TSX Venture Stock Exchange under the symbol SJR.A. The Class B Non-Voting Shares are listed on the Toronto Stock Exchange under SJR.B and on the New York Stock Exchange under the symbol SJR.

Trading Range of Class B Non-Voting Shares on the Toronto Stock Exchange

			Total
Quarter	High Close	Low Close	Volume

September 1, 2009 to August 31, 2010
First	20.57	18.72	64,371,356
Second	22.02	19.30	55,802,101
Third	20.70	18.61	68,581,686
Fourth	21.87	18.93	54,730,634

Closing price, August 31, 2010	21.87		243,485,777

Share Splits

There have been four splits of the Company’s shares; July 30, 2007 (2 for 1), February 7, 2000 (2 for 1), May 18, 1994 (2 for 1), and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base (ACB) was reduced for tax purposes. For details on the calculation of the revised ACB, please refer to the Company’s September 1, 1999 and September 13, 1999 press releases on Shaw’s Investor Relations website at www.shaw.ca.